investor

SUPPL





Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

April 24, 2003

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

ⓘnvestor

82-34698

Press Release

Stockholm, April 23, 2003

Bulletin from Investor AB's Annual General Meeting

The Annual General Meeting approved the proposed dividend to shareholders of SEK 3.40 per share, consisting of an ordinary dividend of SEK 2.25 per share and an extraordinary dividend of SEK 1.15 per share. The record date was determined as Monday, April 28, 2003. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Friday, May 2, 2003.

The Meeting discharged the members of the Board and the President from liability for fiscal year 2002.

Current board members Claes Dahlbäck, Sune Carlsson, Håkan Mogren, Anders Scharp, Peter D. Sutherland, Björn Svedberg, Jacob Wallenberg and Marcus Wallenberg were re-elected.

Koichi Nishimura declined re-election and was thanked by the Chairman for his contributions and service.

Ulla Litzén and O. Griffith Sexton were elected new members of the board.

Ulla Litzén, born 1956 and Swedish citizen, is President of W Capital Management and a member of the boards of SKF, Atlas Copco and Posten.

O. Griffith Sexton, born 1944 and U.S. citizen, is Advisory Director at Morgan Stanley, Adjunct Professor at the Columbia Business School, and Visiting Lecturer at Princeton University's Bendheim Center for Finance.

The registered auditing firms KPMG Bohlins AB, with Carl Lindgren as main auditor, and Ernst & Young AB with Jan Birgerson as main auditor, were elected Investor AB's auditors for the period up to the end of the Annual General Meeting in 2007.

Auditors Caj Nackstad and Gunnar Widhagen, and deputy auditors Thomas Thiel and Björn Fernström, had declined re-election and were thanked by the Chairman for their contributions and service.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

ⓘnvestor

The Meeting authorized the Board to decide on the purchase and transfer of the company's own shares in line with the Board's proposal.

The Annual General Meeting decided on the nomination process, in which the four largest shareholders are each to nominate a representative during the fourth quarter who are to develop a proposal together, under the leadership of the Chairman, for presentation to the Annual General Meeting for decision. The names of the four representatives will be announced as soon as they are appointed.

At a statutory Board meeting in conjunction with the Annual General Meeting, Claes Dahlbäck was elected Chairman of the Board. Jacob Wallenberg was elected Vice Chairman. Claes Dahlbäck, Anders Scharp and Peter D. Sutherland were elected to the Remuneration Committee. Claes Dahlbäck, Sune Carlsson and Håkan Mogren were elected to the Audit Committee. Ulla Litzén, Björn Svedberg and Marcus Wallenberg were elected to the Finance and Risk Committee.

Board of Directors
INVESTOR AB

For further information please contact:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 70 624 20 31